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                            MDL CAPITAL MANAGEMENT, INC.
                         MDL BROAD MARKET FIXED INCOME FUND
                          MDL LARGE CAP GROWTH EQUITY FUND

                          SCHEDULE DATED NOVEMBER 3, 1997
                          TO THE ADMINISTRATION AGREEMENT
                              DATED NOVEMBER 14, 1991
                        AS AMENDED AND RESTATED MAY 17, 1994
                                      BETWEEN
                          THE ADVISORS' INNER CIRCLE FUND
                                        AND
                                 SEI FUND RESOURCES


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the MDL Broad Market Fixed Income Fund and MDL Large Cap Growth Equity Fund (the "Funds") at an annual rate equal to 15.0 basis points on the first $50 million of assets; 12.5 basis points on the next $50 million of assets and 10.0 basis points on all assets over $100 million of assets.
          There is a minimum annual administration fee of $80,000 per fund and $15,000 per additional class.

Term: Pursuant to Article 7, the term of this Agreement shall commence on November 3, 1997 and shall remain in effect with respect to the Funds for 4 years ("Initial Term"). This Agreement shall continue in effect for successive periods of 2 years after the Initial Term, unless terminated by either party on not less than 90 days prior written
          notice to the other party.   In the event of a material breach of this
          Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.